Everbridge, Inc.

25 Corporate Drive, Suite 400

Burlington, Massachusetts 01803

October 11, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Edwin Kim

Re:	Everbridge, Inc.
Registration Statement on Form S-3
File No. 333-220777

Acceleration Request

                    Requested Date:        Friday, October 13, 2017

                    Requested Time:       4:30 P.M. Eastern Daylight Time

Dear Mr. Kim:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) to become effective on October 13, 2017, at 4:30 p.m., Eastern Daylight Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Nicole Brookshire of Cooley LLP, counsel to the Registrant, at (617) 937-2357, or in her absence, Richard Segal at (617) 937-2332.

Very truly yours, Everbridge, Inc.

By:	/s/ Elliot J. Mark
Name: Title:	Elliot J. Mark Senior Vice President and General Counsel

cc:	Jaime Ellertson, Everbridge, Inc.

Kenneth S. Goldman, Everbridge, Inc.

Nicole C. Brookshire, Esq., Cooley LLP

Richard C. Segal, Esq., Cooley LLP